February 3, 2003



Mr. Scott Holmes
President and Chief Executive Officer
Nebo Products, Inc.
12382 Gateway Parkplace #300
Draper, UT  84020

Dear Scott:

Thank you for the opportunity to be of service over the past few months. The purpose of this letter is to amend the agreement dated March 28, 2002, with respect to the addition of services relating to:

1)   The effort to sell the Sporting Goods Division of NEBO.

2) The effort to raise additional capital in the form of long-term debt or equity.

3)   The effort to replace Summit Financial as your senior lender.

4)   Consulting on investor relations and other corporate financial matters.

In light of these potentially conflicting, simultaneous efforts:

First, we propose to change our current monthly retainer of $1,400 to an earned fee, such that it will not be credited against any future success fees, if earned.

Second, we propose to increase the fee on any M&A transaction, including the possible sale of the Sporting Goods Division, to 5% of the total price of any such deal, payable at closing.

Third, we propose that we receive a 5% offering management fee on the placement of any long-term debt or equity we raise, payable at closing.

Fourth, we propose that we receive a 1% fee for any new commitment for senior financing, payable at closing.

Fifth, we propose that we be granted 400,000 shares, recorded on your books and ours at today's closing price of $.02 per share.

If these changes are acceptable, please indicate by signing below.

Sincerely,

/s/

Devin D. Thorpe
Managing Director

Nebo Products, Inc.

/s/
______________________
Scott Holmes, CEO Date

10 West Broadway, Suite 620  o  Salt Lake City, UT  84101
(801) 519-0505  o  www.thorpecapital.com  o  ddt@thorpecap.com
Thorpe Capital, Inc. (Member NASD) is a wholly owned subsidiary of Thorpe Advisory Services, LLC.